Exhibit 1

Media Relations Jorge Pérez +52 (81) 8259-6666 jorgeluis.perez@cemex.com	Analyst and Investor Relations Alfredo Garza / Fabián Orta +1 (212) 317-6011 +52 (81) 8888-4327 ir@cemex.com

CEMEX CONTINUES TO LEAD IN CLIMATE ACTION

WITH ITS NEW GREEN FINANCING FRAMEWORK

•	The new Green Financing Framework is the first of its kind in the building materials sector.

•	The Framework enables CEMEX to issue green financing instruments in alignment to its CO2 reduction efforts.

•	It increases the reach of the previously announced Sustainability-Linked Financing Framework.

MONTERREY, MEXICO. JUNE 27, 2022 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today the launch of its Green Financing Framework (the “Framework”), the first in its sector, further expanding its commitment to sustainable finance and building a more sustainable world. The Framework reflects the roadmap and objectives of CEMEX’s climate action program, Future in Action.

The Framework enables CEMEX to issue green financing instruments aligned with the International Capital Market Association (“ICMA”) Green Bond Principles and the Loan Market Association Green Loan Principles. Under the Framework, CEMEX intends to allocate the net proceeds from the issuances to finance eligible green projects in areas such as CO2 emissions reduction, clean electricity and energy efficiency, clean transportation, water management, air quality, circular economy, and waste management.

CEMEX has a steadfast commitment to lead in climate action and to achieve net-zero carbon emissions globally in concrete by 2050. The Framework further aligns CEMEX’s financing strategy to its corporate sustainability commitments, as outlined in its Future in Action program.

“After launching our Sustainability-Linked Financing Framework last year, it is only natural for us to build on that initiative with additional sustainable finance innovation in the form of the Green Financing Framework, that will enable the building of a more resilient future for all,” said Maher Al-Haffar, CEMEX’s Chief Financial Officer and founding member of the UN Global Compact CFO Coalition for the SDGs.

The Framework has been subject to an independent external assessment by Sustainalytics, a global leader in providing ESG research and analysis. Sustainalytics issued a second party opinion confirming that the CEMEX Green Financing Framework is credible and impactful and aligns with the Green Bond Principles 2021 and the Green Loan Principles 2021.

In line with its commitment to transparency, CEMEX stakeholders will have the ability to assess CEMEX’s progress on the allocation of all net proceeds related to the Framework and their environmental impact through an annual update in its Integrated Report.

The Framework and Sustainalytics’ Second Party Opinion can be found in the following link:

https://www.cemex.com/en/investors/debt-information/sustainable-finance#navigate

Under its Future in Action program, CEMEX announced a 40% reduction goal of its specific net CO2 emissions in cement by 2030*. Additionally, the company set a target to source 55% of its electricity needs from clean sources by 2030. These climate action goals are aligned to an ambitious CO2 reduction pathway validated by the Science Based Targets Initiative (SBTi) according to the Well Below 2°C Scenario. CEMEX’s aggressive 2030 climate action targets are an important milestone in the company’s transition to achieving carbon neutrality by 2050.

CEMEX is a global construction materials company that is building a better future through sustainable products and solutions. CEMEX is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. CEMEX is at the forefront of the circular economy in the construction value chain and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the use of new technologies. CEMEX offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience, enabled by digital technologies. For more information, please visit: www.cemex.com

* Compared with the 1990 baseline.

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This press release contains forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. The content of this press release is for informational purposes only, and you should not construe any such information or other material as legal, tax, investment, financial, or other advice. These factors may be revised or supplemented, but CEMEX is not under, and expressly disclaims, any obligation to update or correct this press release or any forward-looking statement contained herein, whether as a result of new information, future events or otherwise. Any or all of CEMEX’s forward-looking statements may turn out to be inaccurate. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. CEMEX is not responsible for the content of any third-party website or webpage referenced to or accessible through this press release.